May 14, 2010
Via Edgar, Facsimile and overnight mail
Jan Woo
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed on February 22, 2010
File No. 000-15386
Dear Ms. Woo:
     By letter dated April 30, 2010 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended January 2, 2010 filed on February 22, 2010, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Form 10-K for the fiscal year ended January 2, 2010
Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed April 16, 2010)
Certain Transactions, page 35
1.	You disclosed in a Form 8-K filed on November 9, 2009 that Chairman Neal Patterson and Vice Chairman Clifford Illig have each entered into a variable prepaid forward contract covering 500,000 shares of Cerner common stock to provide the company with funding for other business investments. Please tell us why you believe this is not required disclosure pursuant to Item 404 of Regulation S-K.

Jan Woo
Staff Attorney
Securities and Exchange Commission
May 14, 2010
CERN Page 2
Company’s Response:
As disclosed in the Form 8-K filed November 9, 2009, Mr. Patterson and Mr. Illig entered into variable prepaid forward contracts in order to provide funding for their other business investments. We do not believe this transaction is a required disclosure pursuant to Item 404 of Regulation S-K because the Company was not a party to either of the variable prepaid forward contracts, and did not and will not receive any portion of the proceeds resulting from these contracts. The Company voluntarily filed an 8-K with the SEC reporting the transaction under Item 8.01 Other Events, with the related Press Release attached to the 8-K, for informational purposes only for Cerner’s investment community.
Exhibits
2.	Please tell us what consideration you have given to filing any agreements with third party suppliers such as Microsoft and IBM Websphere pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. You disclose on page 10 of the risk factors that you rely significantly on third party suppliers and that changing these suppliers could adversely affect future sales of solutions, devices and services.
Company’s Response:
The risk factor on page 10 of the Form 10-K highlights the risks associated with a possible disruption of the Company’s access to software, hardware and content provided by third party suppliers. The overall relationships with Microsoft, IBM Websphere and other third party suppliers mentioned in the risk factors are important to the Company, and the disruption of any of those relationships could have an adverse effect on the future sales of solutions, devices and services. The underlying agreements with such companies, however, were made in the ordinary course of business and the Company does not believe that its business is “substantially dependent” on any particular agreement with Microsoft, IBM Websphere or any other third party supplier within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, none of these agreements are material to the Company’s business.
The Company’s relationships with Microsoft, IBM Websphere and other suppliers are typical of enterprise software, hardware or content agreements entered into in the ordinary course of business for a healthcare information technology company, such as software licenses and installation services, hardware platforms and software/hardware maintenance and support, and are usually governed by master agreements. Such master agreements represent the governing master terms and conditions that apply to individual transactions/purchase orders with our third party suppliers. In connection with the master agreements, the Company has entered into sub-agreements and

Jan Woo
Staff Attorney
Securities and Exchange Commission
May 14, 2010
CERN Page 3
purchase orders representing the purchase of numerous products and services. Certain of the sub-agreements with some of the Company’s third party suppliers contain minimum purchase amounts, but none of the minimum purchase requirements are in amounts material to the Company. The largest minimum purchase requirement for any third party supplier in 2009 was $4.0 million, with similar minimum purchase requirements in 2010; amounts that are not significant and not material to the Company’s operations.
Lastly, the Company’s business is not “substantially dependent” on the agreements with its third party suppliers because (1) the agreements are not exclusive and do not commit the Company to work with a particular supplier, nor restrict the supplier from offering similar products/services to our competitors; (2) any minimum purchase requirements are not material to the Company’s business; (3) the Company’s purchases under agreements with third party suppliers do not involve the purchase of a major part of the Company’s requirements of products or services; and, (4) the Company has dedicated resources to research and development efforts that would permit it to transition to alternative suppliers within a reasonable period of time if one of the suppliers terminated its contractual arrangements with the Company.
For the reasons set forth above, the Company believes that the agreements with Microsoft, IBM Websphere and other third party suppliers are not required to be filed as exhibits pursuant to Item 601(b)(10) because each was entered into in the ordinary course of business, and none is an agreement on which the Company’s business is “substantially dependent.” Further, none of the agreements with Microsoft, IBM Websphere and the other third party suppliers are material to the Company in amount or significance.
3.	We note that you filed the Interparty Agreement between Kansas Unified Development, LLC, OnGoal, LLC, and Cerner Corporation as part of the Form 8-K filed on January 25, 2010 but have not included this agreement in the exhibit list of the Form 10-K. We also note that you did not file the Land Transfer and Specific Venture Agreement and the Workforce Services Training Agreement which were also executed in connection with the Village West development. It appears that these two latter agreements were entered into by the company with entities controlled by Chairman Neal Patterson and Vice Chairman Clifford Illig and as related party agreements may not be considered ordinary course arrangements, as a consequence of paragraph (b)(10)(ii)(A) of Regulation S-K. As such, it appears those agreements were required to be filed as exhibits. Please advise.

Jan Woo
Staff Attorney
Securities and Exchange Commission
May 14, 2010
CERN Page 4
Company’s Response:
Pursuant to Instruction 2 to Item 601(b)(10) of Regulation S-K, the Company did not include the Interparty Agreement on the exhibit list to the Form 10-K because the Interparty Agreement was executed after the reporting period covered by the Form 10-K. The Interparty Agreement was not included on the exhibit list for the Form 10-Q covering the period during which the agreement was executed, as directed by the response to Question 146.03 of the Compliance and Disclosure Interpretations, because it previously had been included as part of the Form 8-K filed on January 25, 2010. The Company will include the Interparty Agreement on the exhibit list of the Form 10-K for the 2010 fiscal year ending January 1, 2011.
The Company did not file the Land Transfer and Specific Venture Agreement (the “LTSVA”) because the Company’s obligations under the agreement are immaterial in amount to the Company. The Company’s maximum potential liability under the LTSVA is limited by the terms of the LTSVA to the payment of $100 in liquidated damages. The remainder of the Company’s potential liability under the LTSVA was assumed by Kansas Unified Development L.L.C. pursuant to the previously filed Interparty Agreement.
The Company did not file the Workforce Services Training Agreement because this agreement is not a related-party agreement as set forth in Item 601(b)(10)(ii)(A); neither Mr. Patterson, Mr. Illig nor entities controlled by Mr. Patterson or Mr. Illig are parties to the agreement. The only parties to the Workforce Services Training Agreement are the Company and the Kansas Department of Commerce.
4.	Please file the employment agreement with each of your named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. We note that you have filed an employment agreement with Neal Patterson but have not filed the at-will employment agreements with each of the other four officers.
Company’s Response:
We believe that the form at-will employment agreements with the named executive officers (other than Mr. Patterson, whose employment agreement was approved by the Company’s Board of Directors and was filed with the SEC as Exhibit 10(c) to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007) are not compensatory plans, contracts or arrangements of the type contemplated by Item 601(b)(10)(iii), but rather fall into the exception from the requirement to file set out in Item 601(b)(10)((iii)(C)(4). The agreements, other than Mr. Patterson’s, are the Company’s standard short form agreements, which were not negotiated or customized for the employee at the time of hire and which were all entered into at a time when the

Jan Woo
Staff Attorney
Securities and Exchange Commission
May 14, 2010
CERN Page 5
employees were not actually named executive officers within the meaning of Item 402(a)(3). Additionally, these form at-will employment agreements do not reflect the named executives’ current positions, job requirements, salary, incentive plan opportunities, equity compensation benefits or severance benefits, which are set out in other documents, and the material terms of which have been disclosed in the Company’s most recent Proxy Statement and subsequent Form 8-Ks. The only binding terms in the form employment agreements are standard binding covenants, such as non-competition and confidentiality restrictions, which are on the same terms applicable to employees and officers of the Company generally. In addition, we believe that Item 601(b)(10)(iii) does not require the filing of the form at-will employment agreements because: i) the terms of the form at-will employment agreements are immaterial or insignificant, and ii) filing the agreements would not provide investors with any additional material information.
*     *     *     *     *     *     *     *
In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer